Pricing Supplement To product supplement BE dated September 29, 2009, prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009	Pricing supplement No. 1437BE Registration Statement No. 333-162195 Dated February 3,2012; Rule 424(b)(2)

Structured Investments	Deutsche Bank $29,101,000 Notes Linked to the Performance of a Basket of Currencies Relative to the U.S. Dollar due August 7, 2013
General
•
The notes are designed for investors who seek a return linked to the performance of an equally weighted basket of currencies (the “Basket”) consisting of the Brazilian real, the Canadian dollar and the Mexican peso (the “Basket Currencies”) relative to the U.S. dollar (the “Reference Currency”). If the Basket Performance, calculated as set forth below, is zero or positive (meaning that the Basket Currencies, as a whole, have strengthened or remain unchanged relative to the U.S. dollar), or negative by not more than 20% (meaning that the Basket Currencies, as a whole, have weakened relative to the U.S. dollar by not more than 20%), investors will receive a return equal to the greater of the Basket Performance and the Contingent Minimum Return of 12.60%. However, if the Basket Performance is negative by more than 20% (meaning that the Basket Currencies, as a whole, have weakened relative to the U.S. dollar by more than 20%), investors will participate fully in the negative Basket Performance, and will lose 1% of their initial investment for every 1% of the negative Basket Performance. Investors should be willing to lose up to their entire initial investment if the Basket Performance is less than -20%. The notes do not pay any coupons. Any Payment at Maturity of the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing August 7, 2013†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (“Face Amount”) and integral multiples thereof.
•	The notes priced on February 3, 2012 (the “Trade Date”) and are expected to settle on February 8, 2012 (the “Settlement Date”).

Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Basket:
The notes are linked to the performance of an equally weighted basket consisting of the Brazilian real, Canadian dollar and Mexican peso (each a “Basket Currency,” and together the “Basket Currencies”).

	Basket Currency	Reference Currency	Fixing Source	Fixing Time	Initial Spot Rate	Basket Currency Weighting
	Brazilian real (“BRL”)	U.S. dollar (“USD”)	Reuters Page “BRFR”	1:15 p.m. São Paulo time	1.7223	1/3
	Canadian dollar (“CAD”)	U.S. dollar (“USD”)	Reuters Page “WMRSPOT09”	4:00 p.m. London time	0.99525	1/3
	Mexican peso (“MXN’)	U.S. dollar (“USD”)	Reuters Page “WMRSPOT09”	4:00 p.m. London time	12.70895	1/3
Reference Currency:	U.S. dollar (“USD”)
Contingent Minimum Return:	12.60%
Payment at Maturity:
At maturity, you will receive a cash Payment at Maturity per $1,000 Face Amount of notes, calculated as follows:
•     If the Basket Performance is positive, zero or negative by not more than 20%:
             $1,000 + ($1,000 x the greater of (a) Basket Performance and (b) Contingent Minimum Return)
Due to the Basket Performance calculation, the maximum Basket Performance is 100%, resulting in a maximum Payment at Maturity of $2,000 per $1,000 Face Amount of notes.
•     If the Basket Performance is less than -20%:
             $1,000 + ($1,000 × Basket Performance)
You will lose some or all of your investment in the securities if the Basket Performance is less than -20%.

	In no case will the Payment at Maturity be less than zero. Any Payment at Maturity of the notes is subject to the credit of the Issuer.
Basket Performance:	Ending Basket Level – Starting Basket Level
	Starting Basket Level

Because the maximum Currency Performance for each Basket Currency is 100%, the maximum positive Basket Performance will equal 100%. There is no comparable limit on the negative Basket Performance. However, in no case will the Payment at Maturity be less than zero.

(Key Terms continued on next page)
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 4 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per security	$1,000.00	$12.50	$987.50
Total	$29,101,000.00	$352,913.00	$28,737,237.50
(1)  Certain fiduciary accounts will pay a purchase price of $987.50 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) JPMorgan Chase Bank, N.A.,  J.P. Morgan Securities LLC and its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer of $12.50 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$29,101,000.00	$3,334.97

JPMorgan
Placement Agent
February 3, 2012

(Key Terms continued from previous page)
Starting Basket Level:	Set equal to 100 on the Trade Date.
Ending Basket Level:	The Ending Basket Level will be calculated as follows:

100 x [1  + (BRL Performance x 1/3) + (CAD Performance x 1/3) + (MXN Performance x 1/3)]
The BRL Performance, CAD Performance and MXN Performance will each equal the Currency Performance of the respective Basket Currency against the U.S. Dollar, expressed as a percentage.

Currency Performance:	For each Basket Currency, the Currency Performance (expressed as a percentage) will be calculated as follows:
Initial Spot Rate – Final Spot Rate
Initial Spot Rate

Because the Currency Performance is calculated by dividing the amount that the Initial Spot Rate exceeds the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance for each Basket Currency will equal 100%, and there is no comparable limit on the negative Currency Performance.

Initial Spot Rate:	For each Basket Currency, the Spot Rate for such Basket Currency on the Trade Date, as set forth in the table above under “Basket.”
Final Spot Rate:	For each Basket Currency, the Spot Rate for such Basket Currency on the Final Valuation Date.
Spot Rate:
For each Basket Currency, the spot exchange rate for such Basket Currency against the U.S. dollar, as determined by the calculation agent by reference to the Spot Rate definitions set forth in this pricing supplement under “Spot Rates” below.  The Spot Rate for each Basket Currency is expressed as units of such Basket Currency per U.S. dollar. For each Basket Currency, a higher Spot Rate indicates a weakening of such Basket Currency against the U.S. dollar, while a lower Spot Rate indicates a strengthening of such Basket Currency against the U.S. dollar. The Spot Rates are subject to the provisions set forth under “Market Disruption Events” in the accompanying product supplement.

Final Valuation Date†:	August 2, 2013
Maturity Date†:	August 7, 2013
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	2515A1 GM 7/ US2515A1GM72
† Subject to postponement as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with product supplement BE dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement BE dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200154/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

All references to “Basket Performance,” “Starting Basket Level” and “Ending Basket Level” in this pricing supplement shall be deemed to refer to the “Performance,” “Starting Level” and “Ending Level,” respectively, as defined in the accompanying product supplement.

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What are the Possible Returns on the Notes at Maturity Assuming a Range of Hypothetical Basket Performances?

The following table illustrates the hypothetical return at maturity on the notes.  The hypothetical returns set forth below reflect a Starting Basket Level of 100 and the Contingent Minimum Return of 12.60%. The hypothetical returns set forth below are for illustrative purposes only.  The actual return applicable to a purchaser of the notes will be based on the Final Spot Rates of the Basket Currencies, observed on the Final Valuation Date.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Performance	Payment at Maturity	Return on the Notes
200.00	100.00%	$2,000.00	100.00%
180.00	80.00%	$1,800.00	80.00%
160.00	60.00%	$1,600.00	60.00%
140.00	40.00%	$1,400.00	40.00%
130.00	30.00%	$1,300.00	30.00%
120.00	20.00%	$1,200.00	20.00%
112.60	12.60%	$1,126.00	12.60%
110.00	10.00%	$1,126.00	12.60%
105.00	5.00%	$1,126.00	12.60%
100.00	0.00%	$1,126.00	12.60%
95.00	-5.00%	$1,126.00	12.60%
90.00	-10.00%	$1,126.00	12.60%
80.00	-20.00%	$1,126.00	12.60%
75.00	-25.00%	$750.00	-25.00%
70.00	-30.00%	$700.00	-30.00%
60.00	-40.00%	$600.00	-40.00%
40.00	-60.00%	$400.00	-60.00%
20.00	-80.00%	$200.00	-80.00%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical returns set forth in the table above are calculated.

Example 1: The Ending Basket Level is 105, compared to the Starting Basket Level of 100, resulting in a Basket Performance of 5.00%. Because the Basket Performance of 5.00% is positive,  the investor receives a return equal to the greater of the Basket Performance and the Contingent Minimum Return. The Payment at Maturity of $1,126.00 per $1,000 Face Amount of notes reflects the Contingent Minimum Return and is calculated as follows:

$1,000 + ($1,000 x the greater of (a) 5.00% and (b) 12.60%) = $1,126.00

Example 2: The Ending Basket Level is 120, compared to the Starting Basket Level of 100, resulting in a Basket Performance of 20.00%.  Because the Basket Performance of 20.00% is positive,  the investor receives a return equal to the greater of the Basket Performance and the Contingent Minimum Return. The Payment at Maturity of $1,200.00 per $1,000 Face Amount of notes reflects the Basket Performance and is calculated as follows:

$1,000 + ($1,000 x the greater of (a) 20.00% and (b) 12.60%) = $1,200.00

Example 3: The Ending Basket Level is 90, compared to the Starting Basket Level of 100, resulting in a Basket Performance of -10.00% .  Because the Basket Performance of -10.00% is negative by not more than 20.00% ,  the investor receives a return equal to the greater of the Basket Performance and the Contingent Minimum Return. The Payment at Maturity of $1,126.00 per $1,000 Face Amount of notes reflects the Contingent Minimum Return and is calculated as follows:

$1,000 + ($1,000 x the greater of (a) -10.00% and (b) 12.60%) = $1,126.00

Example 4: The Ending Basket Level is 70, compared to the Starting Basket Level of 100, resulting in a Basket Performance of -30.00% . Because the Basket Performance of -30.00% is negative by more than 20.00%, the investor is fully exposed to the negative Basket Performance. The Payment at Maturity of $700.00 per $1,000 Face Amount of notes is calculated as follows:

$1,000 + ($1,000 x -30.00%) = $700.00

Selected Purchase Considerations

•
APPRECIATION POTENTIAL IS LIMITED, AND YOUR INVESTMENT MAY RESULT IN A LOSS –  The notes provide the opportunity to receive at least the Contingent Minimum Return of 12.60% if the Basket Performance is positive, zero or negative by not more than 20%, and to participate in any appreciation of the Basket at maturity if the Basket Performance is greater than the Contingent Minimum Return. If the Basket Performance is positive, zero or negative by not more than 20%, you will be entitled to receive a return at maturity equal to the greater of (i) the

Contingent Minimum Return and (ii) the Basket Performance.  If the Basket Performance is less than -20%, you will receive at maturity a return on the notes reflecting the full negative Basket Performance, and you will lose some or all of your investment. Because the Currency Performance is calculated by dividing the amount that the Initial Spot Rate exceeds the Final Spot Rate by the Initial Spot Rate, the maximum Currency Performance will equal 100%, resulting in a maximum Basket Performance of 100%. Therefore, the return on the notes is limited to a maximum of 100% and the maximum Payment at Maturity on the notes will be $2,000 per $1,000 Face Amount of notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
BASKET PERFORMANCE IS LINKED TO THE BASKET CURRENCIES – The return on the notes is linked to the performance of a Basket consisting of the Brazilian real, the Canadian dollar and the Mexican peso, which we refer to collectively as the Basket Currencies, relative to the U.S. dollar, which we refer to as the Reference Currency. Accordingly, the level of the Basket will increase as the Basket Currencies as a whole appreciate relative to the U.S. dollar, and will decrease as the Basket Currencies as a whole depreciate relative to the U.S. dollar.

•
TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated as prepaid financial contracts that are not debt for U.S. federal income tax purposes. If this treatment is respected, you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange. The Internal Revenue Service (the “IRS”) or a court may not agree with this treatment, however, in which case the tax consequences of ownership and disposition of your notes could be materially and adversely affected. The remainder of this discussion is based on the treatment of the notes as prepaid financial contracts that are not debt.

Because of the application of certain rules relating to foreign currency instruments under Section 988 of the Internal Revenue Code (the “Code”), your gain or loss on the notes should be treated as ordinary income or loss unless before the close of the day on which you acquire your notes you make a valid election to treat such gain or loss as capital gain or loss pursuant to the applicable Treasury regulations. Our special tax counsel believes it is reasonable to treat the election under Section 988 as available and that there should be no adverse consequences as a result of having made a protective election under Section 988. However, because there is no direct legal authority addressing the availability of this election for instruments such as the notes, our special tax counsel is unable to conclude that it is more likely than not that the election is available.

To make this election, you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the notes on your books and records on the day you acquire them as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) obtain “independent verification” of the election. Assuming the election is available, if you make a valid election before the close of the day on which you acquire your notes, your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if at the time of sale, exchange or retirement you have held the notes for more than one year. The deductibility of capital losses is subject to limitations.

It is possible that the notes could be treated as “foreign currency contracts” under the mark-to-market regime of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your notes to market at the end of each year (i.e., recognize income or loss as if the notes  had been sold for fair market value).  Under this treatment, if applicable, gain or loss recognized on marking to market would be ordinary in character absent a valid election under Section 988 to treat gain or loss on the notes  as capital.  Assuming the election is available and a valid election is made, gain or loss recognized on marking to market would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your notes.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency.  The notes are distinguishable in meaningful respects from the instruments described in the revenue ruling.  If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. holders, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the election under Section 988, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Basket Currencies.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is based on the Basket Performance, and will depend on whether, and the extent to which, the Basket Performance is positive or negative.  If the Basket Performance is less than -20%, your investment will be fully exposed to the negative Basket Performance, and you will lose some and may lose all of your investment in the notes.

•
YOUR GAIN ON THE NOTES IS LIMITED– If the Basket Performance is positive, zero or negative by not more than 20%, you will receive at maturity $1,000 plus the product of $1,000 and the greater of (i) the Basket Performance and (ii) the Contingent Minimum Return. Because the maximum Currency Performance for each Basket Currency is 100%, the maximum positive Basket Performance  will equal 100%.  Accordingly, the maximum Payment at Maturity will be $2,000 per $1,000 Face Amount of notes.

•
YOU WILL NOT BE ENTITLED TO THE CONTINGENT MINIMUM RETURN IF THE BASKET PERFORMANCE IS LESS THAN -20% – If the Basket Currencies as a whole depreciate relative to the U.S. dollar by more than 20%, you will not be entitled to receive the Contingent Minimum Return and your investment will be fully exposed to the negative Basket Performance. In this case, you will lose some or all of your initial investment.

•
BECAUSE OF THE FORMULAS USED FOR CALCULATING THE CURRENCY PERFORMANCE, THE MAXIMUM CURRENCY PERFORMANCE IS 100% WHILE THERE IS NO COMPARABLE LIMIT ON NEGATIVE CURRENCY PERFORMANCE —  Because the Currency Performance of each Basket Currency is calculated by dividing the amount that the Initial Spot Rate exceeds the Final Spot Rate by the Initial Spot Rate, the maximum Currency Performance will equal 100%, resulting in a maximum Basket Performance of 100%. In addition, because the Currency Performance is calculated in this manner, there is no comparable limit on the negative Currency Performance of a Basket Currency. Consequently, even if one of the Basket Currencies were to appreciate significantly relative to the U.S. dollar, that positive performance could be offset by severe depreciation of the other Basket Currencies. For example, if the Currency Performances of two Basket Currencies are both 50%, and the Currency Performance of the third Basket Currency is -175%, the Basket Performance will equal -25%, and investors will participate fully in the negative Basket Performance.

•
GAINS IN THE CURRENCY PERFORMANCE OF ONE BASKET CURRENCY MAY BE OFFSET BY LOSSES IN THE CURRENCY PERFORMANCE OF THE OTHER BASKET CURRENCIES – The notes are linked to the performance of the Basket, which is composed of three currencies with equal weightings. The Basket Performance will be based on the appreciation or depreciation of the Basket as a whole, as measured by the Basket Performance formula set forth herein. Therefore, a positive Currency Performance of one Basket Currency may be offset, in whole or in part, by negative Currency Performance of the other Basket Currencies of lesser, equal or greater magnitude, which may result in an aggregate Basket Performance equal to or less than zero. The performance of the Basket is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formulas set forth above.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

•
INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES – You may receive a lower Payment at Maturity than you would have received if you had made a direct, uncapped investment in the Basket Currencies. The Basket Performance for the Basket Currencies is based upon the formula set forth above. The Basket Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating Basket Performance.

•
CURRENCY MARKETS MAY BE VOLATILE – Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk, market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

•
THE NOTES ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS – Certain Basket Currencies are currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is a greater possibility of nationalization, expropriation or confiscation, political changes, government regulation changes and social instability relative to their industrialized counterparts. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing nation. Political or economic instability in emerging market countries is likely to have an adverse effect on the performance of such Basket Currencies, and, consequently, the return on the notes.

•
LEGAL AND REGULATORY RISKS – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of and return on the notes.

•
IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rates of the Basket Currencies, and therefore, on the return on your notes. Limited liquidity relating to the Basket Currencies may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

•
SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE BASKET CURRENCIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES – The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Basket Currencies and, therefore, the value of the notes.

•
THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES – Changes in the Basket Currencies during the term of the notes before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity.  The Basket Performance will be calculated only as of the Final Valuation Date, and will be based on the Final Spot Rates of the Basket Currencies. As a result, the Basket Performance may be less than zero even if the Basket Currencies have moved favorably at certain times during the term of the notes before moving to unfavorable levels on the Final Valuation Date.

•
HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES DURING THE TERM OF THE NOTES – It is impossible to predict whether the Spot Rates of the Basket Currencies will rise or fall.  The Spot Rates of the Basket Currencies will be influenced by complex and interrelated political, economic, financial and other factors.

•
MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN – The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Currency Performances of one or more Basket Currencies in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining the Currency Performance, the Basket Performance or the Payment at Maturity in the ordinary manner, the calculation agent will determine the Currency Performance, the Basket Performance or the Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your notes. For example, if the source for the Final Spot Rate of a Basket Currency is not available on the Final Valuation Date, the calculation agent may determine the Spot Rate for such date, and such determination may adversely affect the return on your notes.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this pricing supplement is based on the full Face Amount of your notes, the

Issue Price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates) will be willing to purchase notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

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ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – We expect that, generally, the Spot Rate for the Basket Currencies on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to the appreciation or depreciation of the Basket Currencies relative to the U.S. dollar. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Currencies relative to the U.S. dollar, as the Reference Currency;

•	the time remaining to maturity of the notes;

•	the exchange rates and the volatility of the exchange rate between each Basket Currency and the U.S. dollar;

•	interest rates and yields in the market generally and in the markets of the Basket Currencies and the U.S. dollar;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options. Such trading and hedging activities may affect the Spot Rates and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Basket Currencies on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other notes or financial or derivative instruments with returns linked or related to changes in the Basket Currencies. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

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WE AND OUR AFFILIATES AND AGENTS, OR J.P. MORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES.  ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE BASKET CURRENCIES TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES – We, our affiliates and agents, and J.P. Morgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or J.P. Morgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or J.P. Morgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Currencies to which the notes are linked.

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POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER AND THE CALCULATION AGENT FOR THE NOTES ARE THE SAME LEGAL ENTITY – Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Basket Performance and maintains some discretion as to how such calculations are made, in particular if one or more Spot Rates are not available on the Final Valuation Date. In addition, the Issuer may hedge its obligations under the notes. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes or the performance of the Basket Currencies.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES  ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes  are uncertain, and the IRS or a court might not agree with the treatment of the notes  as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes , the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency.  The notes are distinguishable in meaningful respects from the instruments described in the revenue ruling.  If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. holders, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and the Final Valuation Date could affect the value of the Basket Currencies and, as a result, could decrease the amount you may receive on the notes at maturity.

Spot Rates

The Spot Rate for the Brazilian real will be the U.S. dollar/Brazilian real offered rate for U.S. dollars, which is expressed as the amount of Brazilian reais per one U.S. dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacoes para Contabilidade” or Rates for Accounting Purposes), by approximately 1:15 p.m., São Paulo time, on the relevant date of calculation, which appears on Reuters Page “BRFR” or any successor page.

The Spot Rate for the Canadian dollar will be the U.S. dollar/Canadian dollar mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Canadian dollars per one U.S. dollar, for settlement in two business days, as reported by the W.M. Company which appears on Reuters Page “WMRSPOT09” (or any successor page) on the relevant date of calculation.

The Spot Rate for the Mexican peso  will be the U.S. dollar/Mexican peso mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Mexican pesos per one U.S. dollar, for settlement in two business days, as reported by the W.M. Company which appears on Reuters Page “WMRSPOT09” (or any successor page) on the relevant date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Spot Rate for such Basket Currency may be selected by the calculation agent in good faith and in a commercially reasonable manner, as described in the accompanying product supplement.

Historical Information

The following tables and graphs show the historical exchange rates for the Basket Currencies against the U.S. dollar. In each case, the tables use daily exchange rates that are based on Bloomberg quotations for historical high and low exchange rates and Bloomberg end-of-day quotations for period-end exchange rates. The graphs use daily exchange rates that are based on Bloomberg end-of-day quotations. The following tables show the historical high, low and period-end exchange rates for each Basket Currency for the period from January 2, 2002 through February 3, 2012. The numbers appearing in the tables may have been rounded for ease of analysis. The graphs following each Basket Currency’s exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the period from January 2, 2002 through February 3, 2012.

The historical data set forth below are for illustrative purposes only and are not indicative of the future values of the Spot Rates as set forth above, future performance of the Basket Currencies or the Basket Performance. We cannot give you any assurance that the Basket Performance will be greater than zero or that you will receive any positive return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following tables or graphs during any period set forth below is not an indication that the Spot Rates or Basket Performance is more or less likely to increase or decrease at any time during the term of the notes. As set forth in the following tables, for each Basket Currency, a higher exchange rate indicates a weakening of the relevant Basket Currency relative to the U.S. dollar, while a lower exchange rate indicates a strengthening of the relevant Basket Currency relative to the U.S. dollar.

The daily exchange rates published by Bloomberg may differ from the Spot Rates for the applicable Basket Currency. We will not use Bloomberg to determine the applicable Spot Rate for each of the Basket Currencies.

Brazilian Real
Historical High, Low and Period-End Exchange Rates
January 2, 2002 through February 3, 2012
(expressed as units of Brazilian reais per U.S. dollar)

Brazilian real	High	Low	Period End
2002	4.0040	2.2530	3.5400
2003	3.6815	2.8065	2.8915
2004	3.2420	2.6492	2.6560
2005	2.7854	2.1540	2.3355
2006	2.4035	2.0510	2.1364
2007	2.1640	1.7269	1.7800
2008	2.6202	1.5545	2.3145
2009	2.4501	1.6968	1.7445
2010	1.9153	1.6442	1.6613
2011	1.9549	1.5290	1.8669
2012 (through February 3, 2012)	1.8750	1.7143	1.7223

Past performance is not indicative of future performance.

Canadian Dollar
Historical High, Low and Period-End Exchange Rates
January 2, 2002 through February 3, 2012
(expressed as units of Canadian dollars per U.S. dollar)

Canadian dollar	High	Low	Period End
2002	1.6193	1.5035	1.5718
2003	1.5776	1.2840	1.2970
2004	1.4002	1.1718	1.2019
2005	1.2734	1.1428	1.1620
2006	1.1798	1.0930	1.1657
2007	1.1877	0.9058	0.9984
2008	1.3017	0.9712	1.2188
2009	1.3065	1.0207	1.0532
2010	1.0853	0.9926	0.9980
2011	1.0658	0.9407	1.0213
2012 (through February 3, 2012)	1.0319	0.9928	0.99525

Past performance is not indicative of future performance.

Mexican Peso
Historical High, Low and Period-End Exchange Rates
January 2, 2002 through February 3, 2012
(expressed as units of Mexican pesos per U.S. dollar)

Mexican peso	High	Low	Period End
2002	10.4955	8.9550	10.3700
2003	11.4578	10.0845	11.2285
2004	11.7075	10.7760	11.1470
2005	11.4360	10.3984	10.6350
2006	11.5195	10.4236	10.8033
2007	11.3285	10.6417	10.8988
2008	14.3017	9.8572	13.6733
2009	15.5892	12.4870	13.0914
2010	13.3849	12.1305	12.3401
2011	14.3086	11.4800	13.9357
2012 (through February 3, 2012)	13.9944	12.6688	12.70895

Past performance is not indicative of future performance.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer of $12.50 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from the sales to accounts other than such fiduciary accounts.

Validity of Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of December 30, 2011, filed as an exhibit to our opinion, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and its authentication of the notes and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of such counsel dated December 30, 2011, which has been filed on Form 6-K by the Issuer on December 30, 2011.